Exhibit 99.1

For more information contact:	DRAFT PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Opens Offices and Lab at Kiryat Weizmann Science Park in Israel

Tel Aviv, Israel, February 29, 2016 – Tikcro Technologies (OTCQX: TIKRF), a developer of next generation antibodies for immune modulators cancer treatment, announced today the opening of its new offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel.

Since 2014, Tikcro has been developing certain new antibodies in the immune modulator area. Tikcro’s new location will support this effort and a continuous research with academic institutes.

“We expect 2016 to be a busy year for the validation, first production and a wide scope of in-vitro trials for our new antibodies,” said Aviv Boim, CEO. “With this new facility we will better support our research plan, recruitment of researchers, suppliers and service providers.”

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQX: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune modulator pathways. For more information visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the Company’s ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to intellectual property claims and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  The Company undertakes no duty to update any forward-looking information.